UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Greenrose Holding Company Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395392103

(CUSIP Number)

Robert Munro

c/o Yorkville Advisors Global, LP

1012 Springfield Avenue

Mountainside, New Jersey 07092

201.985.8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filer's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II PN, Ltd. (98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA Global Investments II (U.S.), LP (42-1766918)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global, LP (90-0860458)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II GP, LP (80-0827189)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YAII GP II, LLC (81-4908890)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global II, LLC (81-4918579)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 395392103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Angelo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Fund (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8	Shared Voting Power:	1,668,065
	9.	Sole Dispositive Power:	0
	10.	Shared Dispositive Power:	1,668,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percentage of Class Represented by Amount in Row (11): 9.43%
14.	Type of Reporting Person (See Instructions): IN

Preamble

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on September 23, 2022 by YA II PN, Ltd., YA Global Investments II (U.S.), LP, Yorkville Advisors Global, LP, YA II GP, LP, Yorkville Advisors Global II, LLC, Yorkville Advisors Global II, LLC, and Mark Angelo relating to shares of Common Stock of The Greenrose Holding Company, Inc. This Amendment No. 1 to Schedule 13D is being filed to update the information in the original Schedule 13D, including the information in Item 4 below.

Item 1. Security and Issuer

This statement relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of The Greenrose Holding Company Inc. (“Greenrose”). The principal executive office of Greenrose is located at 111 Broadway, Amityville, NY 11701.

Item 2.	Identity and Background

(a)	The names of the persons (the “Reporting Persons”) filing this Amendment No. 1 to Schedule 13D are:

•	YA II PN, Ltd., a Cayman Islands exempt company
•	YA Global Investments II (U.S.), LP, a Delaware limited partnership
•	Yorkville Advisors Global, LP, a Delaware limited partnership
•	YA II GP, LP, a Delaware limited partnership
•	YAII GP II, LLC, a Delaware limited liability company
•	Yorkville Advisors Global II, LLC, a Delaware limited liability company
•	Mark Angelo, a citizen of the United States of America

(b)	The principal business and principal office address of each Reporting Person is 1012 Springfield Avenue, Mountainside, New Jersey 07092. Each Reporting Person is in the business of managing investments.

(c)	This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of all of the Reporting Persons. The Reporting Persons are filing this Schedule 13D jointly, and the Joint Filing Agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.1 to this Amendment No. 1 to Schedule 13D.

Below is a description of the relationship among the Reporting Persons:

YA II PN, Ltd. (“YA II”) is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. YAII GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of Common Shares.

For purposes of this filing, each of the Reporting Persons is deemed an affiliate of each other Reporting Person. Each Reporting Person declares that neither the filing of this Amendment No. 1 to Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13D.

Additional information called for Items 2-6, inclusive, of Amendment No. 1 to Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.2 hereto. The information contained in Exhibit 99.2 hereto is incorporated by reference in partial answer to this Item.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) above for the Reporting Persons’ place of organization or citizenship, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

YA II PN, Ltd. (“YA II”) is the direct legal title owner of 1,668,065 shares of Greenrose’s Common Stock. YA II purchased 1,414,900 shares (the number of shares remaining after acquiring an aggregate of 1,500,000 shares) for an aggregate purchase price of $9,286,644 pursuant to a Non-Redemption Agreement with Greenrose, the source of which came from YA II’s working capital. No part of the purchase price was from borrowed funds. The balance of 253,165 shares were acquired by YA II as a commitment fee in connection with a Standby Equity Purchase Agreement (i.e., financing arrangement) entered into by YA II with Greenrose on October 21, 2021 (the “Equity Purchase Agreement”).

More information regarding the transactions between YA II and Greenrose are set forth in Greenrose’s 8-K filed on October 21, 2021.

Item 4.	Purpose of Transaction

YA II acquired all of the shares in financing transactions with Greenrose as summarized in Item 3 above.

YA II acquired the shares as a passive investor with no intention to effect any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, to any change in the present board of directors or management of Greenrose.

On or about September 22, 2022, Yorkville Advisors Global, LP (the “IM”), the investment manager to YA II, was asked by a Greenrose shareholder (the “Proposing Shareholder”) to vote by written consent for changes in the composition of Greenrose’s Board of Directors. Such request for a vote was not initiated, planned or proposed by the IM, YA II or their respective affiliates, nor has the IM, YA II, or their respective affiliates nominated any directors for Greenrose’s Board of Directors. The IM, on behalf of YA II, indicated to the Proposing Shareholder its intention to cast its vote in favor of the proposed changes in the composition of Greenrose’s Board of Directors. Absent new or differing information, the IM, on behalf of YA II, intended to vote for the changes in the composition of Greenrose’s Board of Directors as proposed by the Proposing Shareholder.

On or about January 24, 2023, YA II consented, along with two other shareholders, Greenrose Associates, LLC and True Harvest LLC, which together represented a majority of the outstanding Common Stock of Greenrose, acting without a meeting, without prior notice, and without a vote, to the actions set forth below by written consent (the “Written Consent”), each effective immediately:

•	Each director of Greenrose is removed without cause.

•	The following individuals are appointed as directors of Greenrose: William Harley III, Daniel Harley, Jared Penman, Dieter Gable, and Brad Cooke.

•	Pursuant to Section 109(a) of the Delaware General Corporation Law, all of Greenrose’s bylaws, including the October 3, 2022 bylaws, are repealed.

The number of shares of Common Stock that YA II voted in the Written Consent was 753,165 shares of Common Stock (out of a total of 1,668,065 shares), which are the number of shares of Common Stock that YA II held in record name. The balance of YA II’s shares of Common Stock were held in street name.

Based solely on the Written Consent, the number of shares of Common Stock voted in the Written Consent by Greenrose Associates, LLC and True Harvest LLC were 5,217,789 and 4,430,350 shares, respectively. The aggregate number of shares voted in the Written Consent were 10,401,304, representing 58.8% of the outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)-(b)      The Reporting Persons directly or indirectly own an aggregate of 1,668,065, or 9.43% of the, shares of Common Stock of Greenrose as of January 30, 2023. YA II and the other Reporting Persons share the power to vote and dispose any such Common Stock. The percentage of shares reported as owned by the Reporting Persons is based upon 17,683,344 shares of Common Stock outstanding, which is the total number of shares outstanding as of November 7, 2022, as reported in Greenrose’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2022.

Direct beneficial ownership of such Common Stock by the Reporting Persons is as follows:

•	YA II PN, Ltd. – 1,668,065

•	YA Global Investments II (U.S.), LP – 0

•	Yorkville Advisors Global, LP – 0

•	Yorkville Advisors Global II, LLC – 0

•	YA II GP, LP – 0

•	YAII GP II, LLC -- 0

•	Mark Angelo – 0

Solely for purposes of this filing, all of the reporting persons are deemed to be affiliated parties and therefore any shares of Common Stock beneficially owned by one reporting person are deemed to be held by all other reporting persons.

(c) No Reporting Person has effected any transactions in the Common Stock of Greenrose during the sixty days immediately prior to the filing of this Amendment No. 1 to Schedule 13D.

(d) No person, other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported as owned herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted in Item 4 above, YA II signed a written consent to the actions described in Item 4 above. A copy of the Written Consent is attached as Exhibit 99.3.

YA II is party to the Equity Purchase Agreement referenced above, whereby YA II agreed to purchase from Greenrose up to $100 million of the Greenrose’s Common Stock over the course of 36 months from the date of the consummation of Greenrose’s qualified business combination (as described in Greenrose’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 5, 2021), subject to the satisfaction of the terms and conditions set forth in the Equity Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits

On January 30, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Amendment No. 1 to Schedule 13D with respect to the securities of Greenrose to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: January 30, 2023

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP, LP

By: YAII GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer